Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

10 Year Autocallable Contingent Coupon Market-Linked Notes Based on N3V6EDGE

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	The Nasdaq-100 Futures 35% Edge Volatility 6% Decrement™ Index ER (ticker symbol: "N3V6EDGE")
Pricing date:	September 28, 2026
Valuation dates:	Monthly
Final valuation date:	September 25, 2036
Maturity date:	September 30, 2036
Contingent coupon:	Approximately 11.05% per annum, paid monthly only if the closing value of the underlying is greater than or equal to the coupon barrier on the related valuation date. You are not assured of receiving any contingent coupon.
Coupon barrier:	75% of the initial underlying value
Automatic early redemption:	If on any autocall date the closing value of the underlying is above the initial underlying value, the notes will be automatically called for an amount equal to the principal plus the related contingent coupon
Autocall dates:	Monthly on valuation dates beginning after one year
CUSIP / ISIN:	17334CRK2 / US17334CRK26
Initial underlying value:	The closing value of the underlying on the pricing date
Underlying return:	On any valuation date, (current closing value - initial underlying value) / initial underlying value
Payment at maturity (if not autocalled):	If the notes are not automatically redeemed prior to maturity, you will receive at maturity, for each note you then hold, the stated principal amount plus the final contingent coupon payment, if applicable.
Stated principal amount:	$1,000 per note
Pricing Supplement:	Preliminary Pricing Supplement dated August 26, 2026

*Assumes that the valuation date is an autocall date and that the notes have not been previously redeemed.

Hypothetical Payment per Note for a Valuation Date Prior to the Final Valuation Date*

Hypothetical Underlying Return on Valuation Date Prior to the Final Valuation Date	Hypothetical Payment for Valuation Date	Hypothetical Redemption
100.00%	$1,009.208	Redeemed
75.00%	$1,009.208	Redeemed
50.00%	$1,009.208	Redeemed
25.00%	$1,009.208	Redeemed
0.00%	$1,009.208	Redeemed
-5.00%	$9.208	Notes not redeemed
-10.00%	$9.208	Notes not redeemed
-25.00%	$9.208	Notes not redeemed
-25.10%	$0.00	Notes not redeemed
-50.00%	$0.00	Notes not redeemed
-75.00%	$0.00	Notes not redeemed
-100.00%	$0.00	Notes not redeemed

Selected Risk Considerations • Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in real value terms if you do not receive one or more, or any contingent coupon payments. • The notes are riskier than notes with a shorter term. • You will not receive any contingent coupon following any valuation date on which the closing value of the underlying on that valuation date is less than the coupon barrier. • The notes may be automatically redeemed prior to maturity, limiting your opportunity to receive contingent coupons if the underlying performs in a way that would otherwise be favorable. • The notes do not offer any upside exposure to the underlying. • The notes are particularly sensitive to the volatility of the closing value of the underlying on or near the valuation dates. • The notes are unsecured debt securities and are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes. • The notes will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • The estimated value of the notes on the pricing date is less than the issue price. For more information about the estimated value of the notes, see the accompanying preliminary pricing supplement. • The value of the notes prior to maturity will fluctuate based on many unpredictable factors. • The issuer and its affiliates may have conflicts of interest with you. • The underlying is highly risky because it may reflect highly leveraged exposure to the underlying futures index and may therefore experience a decline that is many multiples of any decline in the underlying futures index. • The underlying may realize significant losses if it is not consistently successful in increasing exposure to the underlying futures index in advance of increases in the underlying futures index and reducing exposure to the underlying futures index in advance of declines in the underlying futures index. • The underlying may be adversely affected by a time lag in its volatility targeting mechanism. • The underlying may be adversely affected by a “decay” effect. • The underlying futures index is expected to underperform the Nasdaq - 100 Index® because of an implicit financing cost. • The underlying may realize significant losses because it may reflect leveraged exposure to the implicit financing cost. • The closing value of the underlying futures index is based on the fixing price of its reference futures contract, rather than the settlement price. • The performance of the underlying will be reduced by a decrement of 6% per annum. • The decrement of 6% per annum may reduce the annual return of the underlying by more (and possibly significantly more) than 6%. • The underlying may not fully participate in any appreciation of the underlying futures index. • The underlying may perform less favorably than it would if its volatility targeting mechanism were based on an alternative volatility measure, such as actual realized volatility, rather than implied volatility. • The underlying may significantly underperform the Nasdaq - 100 Index®. • The underlying has limited actual performance information. • The index administrator and index calculation agent of the underlying, which is our affiliate, may exercise judgments under certain circumstances in the calculation of the underlying. • Changes that affect the Nasdaq - 100 Index®, futures contracts on the Nasdaq - 100 Index®, the Cboe Implied Volatility Indices or NDXP options may adversely affect the performance of the underlying. The above summary of selected risks does not describe all of the risks associated with an investment in the notes. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the notes. Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, index supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, index supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 293732 and 333 - 293732 - 02) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the notes. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page. Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.